UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Niagara Mohawk Holdings, Inc.
                               300 Erie Boulevard
                            Syracuse, New York 13202

                              Paul J. Kaleta, Esq.
                             Terence A. Burke, Esq.
                        c/o Niagara Mohawk Holdings, Inc
                               300 Erie Boulevard
                            Syracuse, New York 13202
                            Telephone: (315) 428-6717


                                   Copies to:

                             Steven J. Agresta, Esq.
                           Swidler & Berlin, Chartered
                               3000 K Street, N.W.
                             Washington, D.C. 20007
                            Telephone: (202) 424-7757


                             Janet Geldzahler, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                            Telephone: (212) 558-4000

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

A.   Introduction
     ------------

     Niagara Mohawk Holdings, Inc., a New York corporation ("Holdings"), seeks authorization from the Securities and Exchange Commission ("Commission") under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of Niagara Mohawk Power Corporation ("Niagara Mohawk" or the "Company"), a New York electric and gas utility company. The reorganization is being proposed in order to implement a comprehensive rate and restructuring plan for Niagara Mohawk that was recently approved by the New York State Public Service Commission ("PSC"), hereinafter referred to as the "Settlement Agreement" or "PowerChoice", a copy of which is filed as Exhibit 1 hereto. A copy of the PSC Order approving the Settlement Agreement in Opinion 98-8, Opinion and Order Adopting Terms of Settlement Agreement Subject to Modifications and Conditions (March 20, 1998) is filed as Exhibit 2 hereto.

     Specifically, Holdings applies for the approval of the Commission pursuant to Section 9(a)(2) of the 1935 Act (i) to acquire all of the outstanding shares of common stock of Niagara Mohawk ("Niagara Mohawk Common Stock") pursuant to an Agreement and Plan of Exchange

("Exchange Agreement"), a copy of which is filed as Exhibit 3 hereto, which will result in Holdings owning or controlling all of the outstanding Niagara Mohawk Common Stock, and, indirectly, 86% of the outstanding common stock of Beebee Island Corporation ("Beebee Island"), a New York corporation, indirectly 67% of the outstanding common stock of Moreau Manufacturing Corporation ("Moreau"), a New York corporation, and indirectly 50% of Canadian Niagara Power Company Limited ("CNP"), a Canadian corporation, each of which is an "electric utility company" for purposes of the 1935 Act. In addition, Holdings hereby applies pursuant to Section 3(a)(1) of the 1935 Act for an order exempting Holdings and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

     The holders of Niagara Mohawk Common Stock ("common shareholders") approved the Exchange Agreement at their Annual Meeting held on June 29, 1998. The Exchange Agreement is anticipated to be implemented as soon as practicable after all regulatory approvals are obtained. Thus, the applicant requests that the Commission issue an order in this matter by October 15, 1998. The share exchange (the exchange of the outstanding Niagara Mohawk Common Stock ("Common Stock") on a share-for-share basis for shares of common stock of Holdings ("Holdings Common Stock")) pursuant to the Exchange Agreement will become effective immediately following the close of business on the date of the filing with the New York Department of State of a certificate of exchange pursuant to Section 913(d) of the New York Business Corporation Law or at such later time and date as may be stated in such certificate("Effective Time").

     Niagara Mohawk believes that share exchange described herein will result in the most efficient and effective corporate structure.


B.   Other Regulatory Filings
     ------------------------

     The Federal Energy Regulatory Commission ("FERC") has held that the transfer of common stock of a public utility company, such as Niagara Mohawk, from its existing stockholders to a holding company in a transaction such as the share exchange constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. Niagara Mohawk has concurrently applied for such approval.

     A provision in the Atomic Energy Act requires Nuclear Regulatory Commission ("NRC") consent for the transfer of control of NRC licenses. The NRC staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the share exchange. Niagara Mohawk has concurrently applied for NRC approval under the Atomic Energy Act for the transfer of control, resulting from the share exchange, of its two licenses, for Nine Mile Point 1 and Nine Mile Point 2, respectively.

     The New York Public Service Law ("NYPSL") requires approval from the PSC in order to undertake the reorganization represented by the formation of the holding company structure. The NYPSL also requires PSC approval for a holding company to acquire the stock of a utility company pursuant to a share exchange. The company has obtained PSC approval of the holding company concept and will make appropriate additional filings with respect to the formation of a holding company.


C.   Proposed Reorganization
     -----------------------

     1.  Description of Niagara Mohawk
         -----------------------------

     Niagara Mohawk is a regulated public utility incorporated under the laws of the State of New York. It is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, in areas of eastern, central, northern and western New York State having a total population of approximately 3.5 million, including the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls, Watertown and Troy and purchasing, transporting and distributing natural gas to the public in areas of eastern, central, and northern New York State. A map of Niagara Mohawk's service territory is attached hereto as Exhibit 4. Niagara Mohawk's service territory will not change as a result of the proposed corporate reorganization. In providing this service, Niagara Mohawk is subject to regulation by the PSC under the NYPSL with respect to retail electric and gas rates and to regulation by FERC with respect to wholesale electric and electric transmission rates. Niagara Mohawk is currently exempt from registration as a holding company under Section 3(a)(2) of the 1935 Act because it is predominantly a public utility company whose operations as such are confined to New York State. Niagara Mohawk Power Corp. 51 S.E.C. Docket 1269 (1992).

     In addition to its utility operations, Niagara Mohawk owns an unregulated subsidiary, Opinac North America, Inc. ("Opinac NA"), which, in turn, owns Opinac Energy Corporation1/, Plum Street Enterprises, Inc. and Plum Street Energy Marketing, Inc. (a subsidiary of Plum Street Enterprises, Inc.) (collectively, the "non-utility subsidiaries"), which participate principally in energy-related services. CNP is owned 50% by Opinac Energy Corporation. CNP owns a 99.99% interest in Canadian Niagara Wind Power Company, Inc. and Cowley Ridge Partnership, respectively, which together operate a wind power joint venture in the Province of Alberta, Canada. Niagara Mohawk also has several other subsidiaries including NM Uranium Inc., NM Holdings, Inc., Moreau Manufacturing Corp., Beebee Island Corp., and NM Receivables Corp. II.

     Three of these subsidiaries are "public utilities" under the 1935 Act. Brief descriptions of each public utility are provided below. None of the other subsidiaries contribute alone or in the aggregate a material amount of revenue to the consolidated enterprise.


-----------------

     1/ Opinac Energy Corporation is an exempt holding company under Section 3(a)(5) of the Public Utility Holding Company Act of 1935. Opinac Energy Corporation, 52 S.E.C. Docket 1475 (1992).

BEEBEE ISLAND CORP.

     Beebee Island operates a 7.7 megawatt hydroelectric generating station located on the Black River in New York State. Beebee Island is a majority-owned subsidiary of Niagara Mohawk which owns 5,799 shares of Beebee Island's common stock and leases an additional 217 shares from another party. The remaining 984 shares of common stock outstanding are owned by Ahlstrom Filtration, Inc. Beebee Island has contractual arrangements with both owners to sell to them 100% of its power output in accordance with their ownership percentages. The contracts provide that Beebee Island be allowed to charge a price for the power sold that enables Beebee Island to earn a predetermined return on rate base.

     Beebee Island is more than 50% directly owned by Niagara Mohawk and is currently contractually committed to sell power generated by Beebee Island to, among others, Niagara Mohawk on a wholesale basis. Beebee Island is not an "exempt wholesale generator," nor is it a "qualifying small producer" as those terms are defined by FERC regulation. As a result, Beebee Island has been viewed by FERC as an electric utility under the Federal Power Act ("FPA"), the premise being that Beebee Island sells electric energy at wholesale.


CANADIAN NIAGARA POWER COMPANY

     CNP generates electricity at the William B. Rankine Generating Station located in the city of Niagara Falls, Ontario and distributes electricity to residential, commercial and industrial customers in the city of Niagara Falls and the Town of Fort Erie, Ontario. CNP is 50% owned by

Opinac Energy Corporation, a Canadian wholly-owned subsidiary of Opinac North America, a wholly-owned U.S. subsidiary of Niagara Mohawk. The other 50% equity is owned by Fortis, Inc. CNP has an international electric interconnection with Niagara Mohawk and both sells and purchases power to Niagara Mohawk at wholesale at this interconnection, but otherwise conducts its business wholly within Canada.


MOREAU MANUFACTURING CORP.

     Moreau operates a 5.0 megawatt hydroelectric generating station located on the Hudson River in New York State. Moreau is a majority-owned subsidiary of Niagara Mohawk, which owns 1,684 shares of Moreau's common stock. The remaining 842 shares of common stock outstanding are owned by Finch, Pruyn and Company. Moreau has contractual arrangements with both owners to sell to them 100% of its power output in accordance with their ownership percentages. The contracts provide that Moreau be allowed to charge a price for the power sold that enables Moreau to earn a predetermined return on rate base.

     Moreau is more than 50% directly owned by Niagara Mohawk and is currently contractually committed to sell power generated by Moreau to, among others, Niagara Mohawk on a wholesale basis. Moreau is not an "exempt wholesale generator," nor is it a "qualifying small producer" as those terms are defined by FERC regulation. As a result, Moreau has been viewed by FERC as an electric utility under the FPA the premise being that Moreau sells electric energy at wholesale.

     2.   The Exchange Agreement
          ----------------------

     Niagara Mohawk has caused Holdings to be incorporated under the laws of the State of New York for the purpose of carrying out the proposed transactions described in this application. Holdings is currently a direct, wholly-owned subsidiary of Niagara Mohawk. Holdings owns no utility assets and is not currently a "public utility company" or a "holding company" for purposes of the 1935 Act.

     The Exchange Agreement has been unanimously adopted by the Board of Directors of Niagara Mohawk and was adopted by the Niagara Mohawk common shareholders on June 29, 1998. In the share exchange:

     (1) each share of Niagara Mohawk Common Stock outstanding immediately prior to the Effective Time of the share exchange will be exchanged for one new share of Holdings common stock;

     (2) Holdings will become the owner of all outstanding Niagara Mohawk Common Stock; and

     (3) the shares of Holdings common stock held by Niagara Mohawk immediately prior to the Effective Time will be canceled.

     As a result, upon completion of the share exchange, Holdings will become a holding company, Niagara Mohawk will become a subsidiary of Holdings, and all of Holdings' common stock outstanding immediately after the share exchange will be owned by the former holders of Niagara Mohawk Common Stock outstanding immediately prior to the share exchange.

     Following the share exchange certain of Niagara Mohawk's existing non-utility subsidiaries will be transferred to Holdings and become subsidiaries of Holdings. Niagara Mohawk's principal non-utility subsidiaries participate in real estate development of property formerly owned by Niagara Mohawk (NM Holdings), and in energy-related services (Opinac NA and its subsidiaries). In addition, Niagara Mohawk holds a single-purpose subsidiary, NM Receivables Corp. II, established to facilitate the sale of an undivided interest in a designated pool of customer receivables. The corporate structure immediately prior to and after the reorganization is shown in Exhibit 5 attached to this application.

     After the share exchange occurs, Holdings will have no material assets other than its ownership of stock of its subsidiaries, which initially will consist of all of the outstanding Niagara Mohawk Common Stock and thereafter the common stock of certain of Niagara Mohawk's existing non-utility subsidiaries. Given its financial condition and contractual restrictions, Niagara Mohawk does not foresee Holdings making substantial investments in unregulated businesses in the near future. However, under the terms of the Settlement Agreement, Niagara Mohawk has a one-year window in which it can adopt the holding company structure.

     The current indebtedness of Niagara Mohawk will continue to be obligations of Niagara Mohawk and will be neither assumed nor guaranteed by Holdings in connection with the share exchange. Niagara Mohawk's first mortgage bonds will continue to be secured by first mortgage liens on all of the properties of Niagara Mohawk that are currently subject to such liens. Such indebtedness will be neither assumed nor guaranteed by Holdings in connection with the share exchange. The decision to have the indebtedness of Niagara Mohawk continue as obligations of Niagara Mohawk is based upon a desire not to alter, or potentially alter, the nature of the investment represented by such fixed income obligations, namely a direct investment in a regulated utility.

     Shares of Niagara Mohawk preferred stock will not be exchanged in the share exchange but will continue as shares of preferred stock of Niagara Mohawk. Therefore, holders of Niagara Mohawk preferred stock will not become holders of Holdings preferred or common stock as a result of the share exchange. Except as discussed under this caption, the share exchange and the holding company structure will not change the rights of holders of the outstanding shares of Niagara Mohawk preferred stock. Niagara Mohawk preferred stock will continue to rank senior to Niagara Mohawk Common Stock as to dividends and as to the distribution of Niagara Mohawk's assets upon a liquidation.

     The restructuring is not expected to affect adversely the holders of Niagara Mohawk preferred stock. Dividends on Niagara Mohawk preferred stock will continue to be paid as before, depending upon the earnings, financial condition, and other relevant factors affecting

Niagara Mohawk. However, the assets or earnings of Holdings' subsidiaries other than Niagara Mohawk will not be available to pay dividends on Niagara Mohawk preferred stock or to make distributions with respect to such preferred stock in the event of a liquidation if the share exchange is consummated. Appraisal rights under the New York Business Corporation Law are not available to holders of Niagara Mohawk preferred stock inasmuch as that preferred stock is not being exchanged for Holdings stock and will continue as Niagara Mohawk preferred stock after the holding company restructuring.

     The Board of Directors' decision to exchange Niagara Mohawk Common Stock for Holdings common stock was primarily based on the Board's desire to confer the expected benefits of the share exchange on those investors who are best placed to enjoy such benefits, namely the holders of Niagara Mohawk Common Stock. The Board's decision not to exchange Niagara Mohawk preferred stock in the share exchange was primarily based on the Board's desire not to alter, or potentially alter, the nature of the investment decision represented by the Niagara Mohawk preferred stock (namely, a direct investment in a regulated utility) and the priority position of the Niagara Mohawk preferred stockholders with respect to dividends and assets on liquidation.

     The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries, as subsidiaries of Holdings.

     Though Niagara Mohawk expects to sell or liquidate its majority interests in two of its generation subsidiaries, Beebee Island and Moreau, before or shortly after the share exchange, Holdings will retain an indirect 50% interest in CNP, which does not contribute a material part of its income.2/

     Niagara Mohawk will continue to be subject to regulation by the PSC after the share exchange. Niagara Mohawk's utility retail sales, which include sales of gas transportation and balancing services, will continue to be made primarily under rate schedules and tariffs filed with and subject to the jurisdiction of the PSC. In addition, Niagara Mohawk will continue to be subject to regulation by the PSC, as it has been in the past, regarding issuances of securities, capital ratio maintenance, and the maintenance of its books and records.

     Niagara Mohawk also will continue to be subject to regulation by the FERC and the NRC. FERC will continue to regulate the terms and conditions of Niagara Mohawk's transmission of electricity, along with transmission interconnections and ancillary services, as well as the terms and conditions of its sales of electric energy for resale. The NRC will continue to review and regulate Niagara Mohawk's operation of the two Nine Mile Point nuclear units.






_____________________

     2/ See Exhibit 13.

     Under the PowerChoice Agreement, Niagara Mohawk is prohibited from making loans to, or providing guarantees or other credit support for the obligations of, Holdings or any other subsidiary of Holdings. Likewise, Niagara Mohawk may not pledge its assets for the obligations of any other entity, including Holdings or any other subsidiary of Holdings. (See Section 9.2.6, p. 98 of Ex. 1.)

     PowerChoice generally prohibits any transaction between Niagara Mohawk and Holdings or any other subsidiary of Holdings, except for the provision of certain corporate administrative services, certain "grandfathered" transactions as listed therein, transactions permitted as a matter of generic policy by the PSC, and tariffed transactions. In addition, Holdings and its subsidiaries are required by PowerChoice to operate as separate entities. (See Section 9.2.1.1, p. 93 of Ex. 1) Finally, PowerChoice sets out guidelines for the allocation of costs among Holdings, Niagara Mohawk and the other subsidiaries of Holdings. (See Section 9.2.1.3, p. 94 of Ex. 1.)

     In order to address concerns regarding the possible diversion of the attention of Niagara Mohawk's management away from the utility business, as well as to avoid potential conflicts of interest with the management of Holdings, PowerChoice contains restrictions regarding the composition of the Boards and managements of Niagara Mohawk and Holdings and other subsidiaries of Holdings. Niagara Mohawk's Board of Directors must include at least a majority of outside directors (i.e., individuals who are neither an officer or director of Holdings or any of its unregulated affiliates). (See Section 9.2.1.2, p. 93 of Ex. 1.) Niagara Mohawk and the unregulated subsidiaries of holdings will have separate operating employees and operating officers. (See Section 9.2.5.1, p. 96 of Ex. 1.) Officers of Holdings may be officers of either Niagara Mohawk or an unregulated affiliate.

     Niagara Mohawk will remain a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"). Prior to the share exchange, Holdings will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). It is anticipated that Holdings common stock will be listed and traded on such stock exchange upon consummation of the share exchange, whereupon Holdings will be required to file reports with the Commission pursuant to Section 13(a) of the 1934 Act. The Niagara Mohawk Common Stock will cease to be listed on the NYSE following the share exchange.

     The share exchange is subject to the satisfaction of the following conditions (in addition to approval of the Exchange Agreement by the holders of Niagara Mohawk Common Stock which occurred on June 29, 1998): (i) all necessary orders, authorizations, approvals, or waivers from the PSC and all other regulatory bodies, boards, or agencies have been received, remain in full force and effect, and do not include, in the sole judgement of the Board of Directors of Niagara Mohawk, unacceptable conditions; and (ii) shares of Holdings common stock to be issued in connection with the exchange have been listed, subject to official notice of issuance, by the NYSE.

     Holdings has filed with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. The Prospectus/Proxy Statement contained in the Registration Statement, a copy of which is included with this application as Exhibit 6, was filed for the purpose of (i) registering the shares of Holdings common stock to be issued in exchange for the Niagara Mohawk Common Stock pursuant to the share exchange and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of the common shareholders.


D.   Purpose and Anticipated Effects of the Reorganization
     -----------------------------------------------------

     1.  Purpose
         -------

     As indicated above, the reorganization is an integral part of implementation of the Settlement Agreement (Ex. 1). PowerChoice is intended to further the PSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. See PSC Opinion No. 96-12 in Case 94-E-0952 issued May 20, 1996 (168 P.U.R. 4th 515). The proposed holding company structure is intended to provide Niagara Mohawk and its subsidiaries with the financial and regulatory flexibility to compete more effectively in an increasingly competitive energy industry by providing a structure that can accommodate both regulated and unregulated lines of business.

     The holding company structure separates the operations of regulated and unregulated businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business. A holding company structure also is preferred by the investment community because it makes it easier to analyze and value individual lines of business. Moreover, the use of a holding company structure provides legal protection against the imposition of liability on regulated utilities for the results of unregulated business activities. In short, the holding company structure is a highly desirable form for conducting regulated and unregulated businesses within the same corporate group.

     More generally, the holding company structure will enable Holdings to engage in unregulated businesses without obtaining the prior approval of the PSC, thereby enabling Holdings to pursue unregulated business opportunities in a timely manner. Under the new corporate structure, financing of unregulated activities of Holdings and its non-utility subsidiaries will not require PSC approval. In addition, the capital structure of each non-utility subsidiary may be appropriately tailored to suit its individual business. Also, under the holding company structure, Holdings would not need PSC approval to issue debt or equity securities to finance the acquisition of the stock or assets of other companies. The ability to raise capital for acquisitions without prior PSC approval should allow competition on a level basis with other potential acquirors, some of which are already holding companies. Under a holding company structure, the issuance of debt or equity securities by Holdings to finance the acquisition of the stock or assets of another company should not adversely affect Niagara Mohawk's capital devoted to and available for regulated utility operations.


     2.  Anticipated Effects
         -------------------

     The consummation of the reorganization will have no significant effect on the common shareholders since their interest and investment in the business of Niagara Mohawk will be changed only in form and not in substance. The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries as subsidiaries of Holdings.

     The reorganization will have no adverse effect upon the electric and natural gas utility operations of Niagara Mohawk.

     PowerChoice also provides that Niagara Mohawk will conduct an auction sale of its non-nuclear generation assets in accordance with the terms of PowerChoice. Neither Holdings nor any of its subsidiaries, including Niagara Mohawk, may participate in the auction as a bidder. The auction is estimated to be completed and resulting transactions closed in the first half of 1999.

     The holding company structure is a well-established form of organization for companies conducting multiple lines of business. It is a common form of organization for unregulated companies and for those regulated companies, such as telephone utilities and water utilities, which are not subject to the 1935 Act. In addition, it is utilized by many electric companies which are involved in unregulated activities. Niagara Mohawk wishes to take advantage of this opportunity, and desires to do so by utilizing the most efficient and effective corporate structure.

     For the reasons stated above, Niagara Mohawk believes that the reorganization will have no adverse effect on Niagara Mohawk, Niagara Mohawk customers, the common shareholders, or the holders of Niagara Mohawk Preferred Stock or Niagara Mohawk's debt securities.

     E.   Additional Information
          ----------------------

          No associate company or affiliate of Holdings or Niagara Mohawk, nor any affiliate of any associate company of Holdings or Niagara Mohawk, has any direct or indirect material interest in the proposed transactions except as stated herein.

     For further information, reference is made to the financial statements and other information in Exhibits 6 through 15 hereto.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

     The estimated fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the reorganization, by the applicant or any associate company of the applicant, will be set forth in
Exhibit 16 hereto, to be filed by amendment.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

     Sections 3(a)(1), 9(a)(2) and 10 of the 1935 Act are applicable to the reorganization. Section 9(a)(2) of the 1935 Act requires Commission approval before any person may become an affiliate within the meaning of Section 2(a)(11)(A) of more than one "public utility company." Consummation of the reorganization will result in Holdings owning all or a significant percentage of the outstanding voting securities of more than one "public utility company," that is, Niagara Mohawk, Moreau, Beebee Island, and CNP. Thus, the reorganization will require Commission approval under Sections 9(a)(2) and 10. In addition, upon consummation of the reorganization, Holdings will be a holding company within the meaning of Section 2(a)(7) of the 1935 Act and will be required to register unless it can qualify for an exemption. Accordingly, Holdings requests an order under Section 3(a)(1), exempting it from all provisions of the Act except Section 9(a)(2).

     The reorganization is an internal corporate restructuring of the type that the 1995 Report of the Division of Investment Management on The Regulation of Public Utility Holding Companies ("1995 Report") expressly recommended, for exemption from sections 9(a) and 10." See 1995 Report at 76. The basis for this recommendation was a concern that the Commission not unduly impede the work of other energy regulators.

     The reorganization follows years of careful negotiation in a multi-party collaborative process, overseen by the PSC, which culminated in the Settlement Agreement. The reorganization is subject to approval by the PSC, in addition to the FERC and the NRC. Although the Commission has not yet adopted a rule exempting internal reorganizations, the policy considerations that gave rise to the Division's recommendation in the 1995 Report should apply to the Commission's decision in this matter.

     The Commission has previously approved numerous matters involving the formation of a holding company over existing utility properties. See, e.g., Atlanta Gas Light Co., Holding Co.

Act Release No. 26482 (March 5, 1996); SIGCORP, Holding Co. Act Release No. 26431 (Dec. 14, 1995); Providence Energy Corporation, Holding Co. Act Release No. 26420 (Nov. 30, 1995); PP&L Resources, Inc., Holding Co. Act Release No. 26248 (March 10, 1995); WPS Resources Corporation, Holding Co. Act Release No. 26101 (Aug. 10, 1994); Unicom Corporation, Holding Co. Act Release No. 26090 (July 22, 1994); Illinova Corporation, Holding Co. Act Release No. 26054 (May 18, 1994); KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13,
1991). Further, the Commission has also approved the corporate "unbundling" of utility operations where appropriate to protect the interests of utility consumers. See Entergy Corporation, Holding Co. Act Release No. 25136 (August 27, 1990), aff'd in part and remanded in part sub nom. City of New Orleans v. SEC, 969 F.2d 1163 (D.C. Cir. 1992), on remand, Entergy Corporation, Holding Co. Act Release No. 26410 (November 17, 1995).

     For the reasons explained below, the Commission should grant approval of the reorganization pursuant to Section 9(a)(2) of the 1935 Act based upon the transaction's compliance with the applicable standards of Section 10. In addition, for the reasons described below, the Commission should by order grant Holdings an exemption pursuant to Section 3(a)(1) from all of the provisions of the 1935 Act (except for Section 9(a)(2)).

A.   Approval of the Reorganization under Section 9(a)(2)
     ----------------------------------------------------

     The standards for approval are contained in Sections 10(b), 10(c) and 10(f) of the Act. The reorganization should be found to meet these standards.


      1.  Section 10(b)
          -------------

     Section 10(b) requires the Commission to approve the reorganization pursuant to Section 9(a)(2) unless the Commission finds that:


      (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;


      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.


Holdings respectfully submits that no adverse finding should be made under any of these paragraphs.


     a.  Detrimental "Interlocking Relations" or "Concentration of Control"
         ------------------------------------------------------------------

     The reorganization merely involves an internal corporate reorganization which will result in the imposition of Holdings, a holding company within the meaning of the 1935 Act, over Niagara Mohawk, Moreau, Beebee Island, and CNP. No other "public utility company" will be involved in the reorganization. The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time. All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries as subsidiaries of Holdings. The reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by Niagara Mohawk and consequently, the reorganization should not be deemed to "tend towards interlocking relations ... of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" within the meaning of
Section 10(b)(1).

     For the same reasons, the reorganization should not, within the meaning of
Section 10(b)(1), be deemed to tend toward any "concentration of control of public utility companies" that might be detrimental to the public interest, consumers, or investors. The reorganization will not involve the acquisition of any utility assets not already owned directly or indirectly by Niagara Mohawk and "will therefore have no effect on the concentration of control of public utility companies." Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 37 SEC Docket 296, 300 (1986). In addition, the competitive impact of the reorganization will be fully considered by the FERC. A detailed explanation of the reasons why the reorganization will not adversely affect competition is set forth in the FERC application filed as Exhibit 20 hereto. The Commission may appropriately look to FERC in such matters. See City of Holyoke v. SEC, 972 F.2d 358, 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).


     b.  Fairness of Consideration and Fees
         ----------------------------------

     Section 10(b)(2) of the 1935 Act requires the Commission to determine whether the consideration to be given in connection with a proposed acquisition of securities is reasonable and bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. As discussed above, the share exchange involves the exchange of each share of Niagara Mohawk Common Stock for a share of Holdings common stock. Because the proportion of each common shareholder's ownership will be unchanged, the consideration is fair and reasonable. See Wisconsin Energy Corp., 37 SEC Docket at 300.

     As stated in Item 2 above, an estimate of the fees and expenses to be paid in connection with the reorganization is attached as Exhibit 19 hereto. Such fees and expenses will be reasonable and customary for a transaction of this kind and will not be material when measured against Niagara Mohawk's consolidated book value or the earning capacity of its assets.


     c.  Complication of Capital Structure
         ---------------------------------

     Section 10(b)(3) of the 1935 Act requires the Commission to determine if the transaction will unduly complicate the capital structure of the holding company, or will be detrimental to the public, investors or consumers. No such effect will result from the reorganization.

     The reorganization will not involve the creation of any ownership interests other than those necessary to maintain the basic corporate relationships of the holding company system to be established. Pursuant to the reorganization, Holdings will acquire all of the Niagara Mohawk

Common Stock. No minority common stock interest in Niagara Mohawk will remain and the rights of the existing debt and preferred equity securities holders of Niagara Mohawk will be unaffected. The consolidated assets and liabilities of Niagara Mohawk and its subsidiaries before the Effective Time will be the same as the consolidated assets and liabilities of Holdings and its subsidiaries after the Effective Time.

     All the business and operations conducted before the Effective Time by Niagara Mohawk and its subsidiaries will continue to be conducted after the Effective Time by Niagara Mohawk and such subsidiaries, as subsidiaries of Holdings. Moreover, control of the system will remain in the hands of Niagara Mohawk common shareholders, who will become the holders of Holdings Common Stock. Consequently, as the Commission has found in similar circumstances, the reorganization will not result in any complexity of capital structure contrary to Section 10(b)(3). See, e.g., CIPSCO, Inc., Holding Co. Act Release No. 25152 (Sept. 18, 1990); Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1986).

     The reorganization will have no material effect on the rights of the common shareholders, with the exception that, after the share exchange, the holders of Holdings common stock will have certain rights which differ from the rights of Niagara Mohawk common shareholders.3/


--------------------

     3/ Certain differences between the rights of holders of Holdings common stock and those of holders of Niagara Mohawk Common Stock are summarized below.

                                               (footnote continued on next page)

     2.  Section 10(c)
         -------------

     The relevant provisions of Section 10(c) of the 1935 Act state that the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the



-------------------
(footnote continued)...............

     Voting Requirements for Significant Transactions: As a result of a recent change in the BCL, the necessary vote for significant transactions involving Holdings, such as mergers, consolidations, share exchanges and dissolution, will be a majority vote, rather than the two-thirds vote applicable to Niagara Mohawk. The Board of Directors believes this lower vote requirement will facilitate any transactions deemed to be in the best interests of Holdings and its shareholders.

     Purpose Clause: The corporate purposes for which Niagara Mohawk may engage in business are generally those related to rendering electric or gas service and related activities. Holdings is authorized to engage in any and all lawful acts and activities.

     Authorized Shares: Authorized Holdings and Niagara Mohawk common stock is 300,000,000 and 250,000 shares, respectively. Up to approximately 187 million shares of Holdings common stock may be issued in the share exchange. The additional authorized but unissued shares of Holding common stock will be available for issuance under the Dividend Reinvestment and Stock Purchase Plan and the Option Plan, as well as possibly for stock splits, stock dividends, equity financings, and for other general corporate purposes (including, possibly, acquisitions)(none of which is under current consideration).

         public interest by tending towards the economical and the efficient development of an integrated public utility system.

Holdings respectfully submits that the requirements of Section 10(c) are satisfied.

     Neither Section 8 nor Section 11, by their terms, apply to nonregistered entities. Thus, the Commission's analysis should focus on the standards of
Section 10(c)(2), particularly the requirement that an acquisition tend towards the economical and the efficient development of an integrated public utility system.


         (a)  Economies and Efficiencies
              --------------------------

     In the context of the formation of a new holding company over an existing public utility, the Commission has held that the structural change must result in significant benefits to the holding company system. CIPSCO Inc., Holding Co. Act Release No. 25152.

     As discussed above in Item 1, the holding company structure resulting from the reorganization will yield significant benefits. A number of economies and efficiencies would result from the use of a holding company structure. As the Commission has found in analogous cases, a holding company structure permits adjustments of a utility's capital ratios to appropriate levels through dividends to, or equity investments from, the holding company. See, e.g., WPL Holdings, Inc., Holding Co. Act Release No. 25377 (1991). This ability to adjust the components of the utility's capital structure would also increase general financial flexibility, allowing Niagara Mohawk to take advantage of more attractive financing opportunities that might not otherwise be available. See CIPSCO Inc., supra.

     The reorganization should also help to broaden the holding company system's financial base and its investment appeal by reducing the system's dependence on its utility operations. This diversity should also increase financing alternatives and efficiencies, since financing may be tailored to the specific needs and circumstances of the individual utility and non-utility businesses. As the Commission has noted in similar circumstances, "(l)ower-cost financing can enhance efficient utility operations and benefit ratepayers and senior security holders." KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991).

     The Commission has noted in analogous cases that these kinds of financial and organizational advantages satisfy Section 10(c)(2). See WPL Holdings, Inc., supra. Moreover, a Commission finding of "efficiencies and economies" may be based "on the potential for economies presented by the acquisition even where these are not precisely quantifiable." American Electric Power Co., 46 SEC 1299, 1322 (1978). Accord, Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) ("specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable"). In this case, Holdings believes that the reorganization will provide significant financial and organizational advantages and the resulting substantial potential economies and efficiencies should be found to meet the standard of Section 10(c)(2).


     (b) Integrated Public Utility System
         --------------------------------

     The Commission has held that the economical and efficient development of an existing integrated system satisfies the requirements of Section 10(c)(2) of the 1935 Act. See WPL Holdings, Inc., supra. The electric utility system and the gas utility system of Niagara Mohawk currently constitute an integrated electric utility system and an integrated gas utility system within the meaning of
Section 2(a)(29)(A) and (B) of the 1935 Act, respectively, and would remain so after the reorganization. Niagara Mohawk's service territory is not expected to change as a result of the proposed corporate reorganization. Consequently, the standards of Section 10(c)(2) are satisfied.


         3. Section 10(f)
            -------------

         Section 10(f) provides that:

         The Commission shall not approve any acquisition . . . under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the

         Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     As indicated in Item 1, the reorganization implements the Settlement Agreement, which has been approved by the PSC, and the reorganization itself will be approved by the PSC. In addition, the reorganization will be consummated in compliance with all other applicable New York laws.


B.   The Exemption under Section 3(a)(1)
     -----------------------------------

     Holdings does not intend to register as a holding company under the 1935 Act. As demonstrated below, Holdings respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

     such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Holdings will satisfy such requirements. Holdings, Niagara Mohawk, Moreau, and Beebee Island all are organized and carry on their business substantially in New York State, and neither Niagara Mohawk, Holdings, Moreau, nor Beebee Island will derive any material part of its income from a utility company that carries on its business and/or is organized outside of New York State.4/ CNP operates in the Town of Fort Erie, Ontario, Canada, but its income is not a material part of Niagara Mohawk's income, nor would it be a material part of Holdings' income.5/

     Information describing the properties of Niagara Mohawk Holdings, Inc. and its subsidiaries as required by form U-3A-2 are incorporated in Exhibit 17.

     Section 3(a) of the 1935 Act provides that, if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal


----------------

     4/ None of Niagara Mohawk's other current subsidiaries, Opinac North America, Opinac Energy Inc., NM Uranium, Inc., NM Holdings, Inc., NM Receivables Corp. II, or Plum Street, or PSEM qualify as public utility companies and thus they are not examined for purposes of the 3(a)(1) test.

     5/ See Footnote 2 supra
intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., supra; CIPSCO Inc., supra.6/

     The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the reorganization. As discussed above, the reorganization implements PowerChoice, which was approved by the PSC, and the reorganization has been submitted for approval to the PSC, which will review it pursuant to its jurisdiction under New York law. The Commission has relied in the past upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions. See, e.g., KU Energy Corp., supra; CIPSCO Inc., supra. In addition, as discussed above, Niagara Mohawk will continue to be regulated under the utility laws of the State of New York and will continue to be subject to FERC jurisdiction.


ITEM 4.  REGULATORY APPROVAL.

     In addition to approval by the SEC, the proposed corporate restructuring requires the approval of the PSC, the FERC, and the NRC. PowerChoice, which includes a description of the corporate restructuring, has been approved by the PSC. (See Ex. 2). Concurrent with the filing of this application, Niagara Mohawk is filing applications with the NRC and the FERC for approval


-----------------

     6/ Furthermore, the Commission Staff has stated its support for greater flexibility in the administration of existing exemptions in consultation and cooperation with state regulators. See 1995 Report at 119-20.

to effect the proposed corporate restructuring. Additionally, a compliance filing with the PSC will be required consistent with PowerChoice and the PSC order approving it. A copy of the PSC Petition is filed as Exhibit 18 hereto, and a copy of the PSC's Order pursuant thereto will be filed as Exhibit 19 by amendment hereto.

     The FERC has held that the transfer of common stock of a public utility company, such as Niagara Mohawk, from its existing shareholders to a holding company in a transaction such as the share exchange, constitutes a transfer of the "ownership and control" of the facilities of such utility, and is thus a "disposition of facilities" subject to FERC review and approval under Section 203 of the Federal Power Act. Niagara Mohawk has applied for such approval and for the transfer of certain power sales contracts and a tariff associated with certain of its generation assets. A copy of the FERC application under Section 203 of the Federal Power Act is filed as Exhibit 20 hereto, and a copy of the FERC order pursuant thereto will be filed as Exhibit 21 by amendment hereto.

     A provision in the Atomic Energy Act requires NRC consent for the transfer of control of NRC licenses. The NRC staff has in the past asserted that this provision applies to the creation of a holding company over an NRC-licensed utility company in a transaction such as the share exchange. Niagara Mohawk has applied for NRC approval under the Atomic Energy Act for the transfer of control, resulting from the share exchange involving its two licenses, for Nine Mile

Point 1 and Nine Mile Point 2, respectively. A copy of the NRC application under the Atomic Energy Act is filed as Exhibit 22 hereto, and a copy of the NRC order pursuant thereto will be filed as Exhibit 23 by amendment hereto.

     No other state or federal commission has jurisdiction over the reorganization, thus, no other similar application is required to be filed with any other state or federal regulatory body.


ITEM 5.   PROCEDURE.

     The reorganization is anticipated to be implemented as soon as practicable. To facilitate this schedule, Holdings respectfully requests the Commission to issue and publish promptly the requisite notice under Rule 23 with respect to the filing of this application to provide for the filing of comments in a time frame that permits the Commission to enter an order granting and permitting this application to become effective by October 15, 1998. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit 24.

     Holdings does not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Holdings requests that the Commission's order become effective immediately upon the entry thereof. Holdings consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

                                                                                      EDGAR
                                                                                    SUBMISSION
EXHIBIT #            DESCRIPTION                       FILING METHOD                  NUMBER
      1     PowerChoice Settlement Agreement    Incorporated by reference,             --
                                                filed with Niagara Mohawk
                                                Form 8K, October 17, 1997,
                                                Exhibit 99-1

      2     PSC Order Approving PowerChoice     Incorporated by reference,             --
            Agreement                           filed with Niagara Mohawk
                                                Form 10K/A Amendment 2, dated
                                                May 29, 1998, Exhibit 10-13

      3     Agreement and Plan of Exchange      Incorporated by reference,             --
                                                filed with Niagara Mohawk
                                                Form S-4 and Amendments filed
                                                May 29, 1998 at Exhibit A-1-
                                                A-4

      4    Map of Niagara Mohawk Service        Filed herewith                         99.1
           Territory

      5    Corporate Structure Before and       Incorporated by reference,             --
           After Reorganization                 filed with Niagara Mohawk
                                                Form S-4 and Amendments filed
                                                May 29, 1998, pp 2-3

      6    Form S-4 and Amendments              Incorporated by reference,             --
                                                filed May 29, 1998

      7    Niagara Mohawk 1997 10-K and         Incorporated by reference,             --
           Amendments                           filed 1998

      8    Preliminary Opinion of Counsel       Filed herewith                         8
           to SEC

      9    Past-Tense Opinion of Counsel        To be filed when appropriate           --

     10    Niagara Mohawk Holdings Inc.         Filed herewith                         99.2
           Unaudited Pro Forma Consolidated
           Balance Sheet and Statement as of
           March 31, 1998

     11    Niagara Mohawk Holdings Inc.          Filed herewith                        99.3
           Unaudited Consolidated Statement
           of Income and Retained Earnings
           for the Twelve Months Ended
           March 31, 1998

     12    Niagara Mohawk Holdings Inc.          Filed herewith                        99.4
           Statement of Material Changes Not
           in the Ordinary
           Course of Business Since 3/31/98



                                       37






    13     Income Statement of Canadian          Filed herewith                        99.5
           Niagara Power Company

    14     Certificate of Incorporation and      Incorporated by reference,            --
           By-Laws of Niagara Mohawk             filed with Niagara Mohawk
           Holdings Inc.                         Form S-4 and Amendments
                                                 filed May 29, 1998 at
                                                 Exhibits B & C

    15     Certificate of Incorporation and      Incorporated by reference             --
           By-Laws of Niagara Mohawk             Certificate of Incorporation,
                                                 filed with Annual Report on
                                                 Form 10K for the year and
                                                 December 31, 1994, and the
                                                 By-Laws of Niagara Mohawk
                                                 amended as of April 23, 1998
                                                 filed in NMPC Form 10 Q/A for
                                                 the quarterly period ended
                                                 March 31, 1998, both filed
                                                 May 29, 1998

    16     Fees, Commissions, etc. in            To be filed when appropriate          --
           Connection with Reorganization

    17     Description of Properties of          Incorporated by reference,            --
           Niagara Mohawk Holdings, Inc. and     filed with Niagara Mohawk
           its Subsidiaries                      Form U-3A-2/A for the year
                                                 ended December 31, 1997, filed
                                                 on June 24, 1998, at pp 3-8

    18     PSC Application for Approval of       Filed herewith                        99.6
           Reorganization

    19     PSC Compliance Order                  To be filed when available

    20     FERC Application Under Section 203    Filed herewith                        99.7
           FPA

    21     FERC Order of Approval                To be filed when available            --

    22     NRC Application under Atomic Energy   Filed herewith                        99.8
           Act

    23     NRC Order                             To be filed when available            --

    24     Federal Register Notice Form          Filed herewith                        99.9

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     Holdings does not believe that the reorganization would involve a "major federal action" nor would it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. The only federal actions related to the reorganization pertain to the Commission's declaration of the effectiveness of the Registration Statement, the Commission's approval of this application and granting of the exemption requested herein, FERC's authorization pursuant to Section 203 of the Federal Power Act, and the NRC's consent under Section 184 of the Atomic Energy Act. The reorganization would not result in changes in the operations of Niagara Mohawk that would have any impact on the environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the reorganization.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Niagara Mohawk Holdings, Inc.


Date:  ___________, 1998                         By: